UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated January 31, 2018
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(PO Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
ANGLOGOLD ASHANTI TRADING STATEMENT FOR THE YEAR
ENDED 31 DECEMBER 2017

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)

31 January 2018
NEWS RELEASE
ANGLOGOLD ASHANTI TRADING STATEMENT FOR THE YEAR ENDED 31 DECEMBER
2017

AngloGold Ashanti will release results for the year ended 31 December 2017 (“the period”) on the
Johannesburg Stock Exchange News Service on 20 February 2018.

With reference to the Listings Requirements of the JSE Limited, issuers are required to publish a trading statement as soon as they become reasonably certain that the financial results for the period to be reported on next will differ by at least 20% from those of the previous corresponding reporting period.

Operational performance
Full year production is 3.755Moz for the period compared to 3.628Moz for the year ended 31 December
2016 (“comparative period”). Notably, the Company achieved a stronger performance in the second half of 2017, producing 2.007Moz compared to 1.748Moz in the first half, an increase of 15%. All-in sustaining costs and capital expenditure for the year remain well within the market guidance provided for 2017.

Expected headline earnings and basic loss

Shareholders are advised that the Company has reasonable certainty that the headline earnings for the period are expected to be between $16 million and $38 million, with headline earnings per share
(“HEPS”) of between 4 cents and 9 cents. Headline earnings and HEPS for the comparative period were $111 million and 27 cents, respectively.

The basic loss for the period is expected to be between $180 million and $200 million, resulting in a basic loss per share of between 43 cents and 48 cents. Basic earnings and earnings per share (“EPS”)
for the comparative period were $63 million and 15 cents, respectively.

The expected overall decreases in headline earnings and basic earnings for the period compared to the comparative period were primarily due to the following reasons, which were previously disclosed to the market during the course of 2017:

·  non-cash impairment and derecognition of certain of the South African assets and goodwill, largely as a result of the restructuring and disposal of the related assets, affecting only basic earnings by an amount of $221 million (post-tax) or 53 cents per share (refer to the explanatory note below);
·  retrenchment costs relating primarily to the restructured South African operations of $71 million
   (post-tax) or 17 cents per share (cash impact of $49 million); and
·  a once-off non-cash provision in respect of the estimated costs of the settlement of the silicosis class action claims and related expenditure, of $46 million (post-tax) or 11 cents per share.

Explanatory note - Impairments of assets and goodwill in the South African region

In the interim results for the half year ended 30 June 2017, the Company reported impairments relating to the restructuring of certain of its South African business units of $86 million (post-tax). Subsequently, on 19 October 2017, the Company announced the sale of various assets in the Vaal River region, including the Moab Khotsong Mine (“the sale interests”), to Harmony Gold Mining Company Limited for a cash consideration of $300 million. As a result of the conclusion of the sale agreements, the Company reclassified the carrying values of the sale interests in the Company’s financial statements to assets held for sale in accordance with IFRS 5 – Non-current Assets Held for Sale and Discontinued
Operations. Consequently, the carrying values of the sale interests were impaired to the fair value of the sale consideration at the end of December 2017, which resulted in an impairment charge of
$110 million (net of deferred tax) or 26 cents per share.

The forecast financial information on which this trading statement is based has not been reviewed or reported on by AngloGold Ashanti’s external auditors.

Johannesburg
31 January 2018

JSE Sponsor: Deutsche Securities (SA) Proprietary Limited
CONTACTS
Media
Chris Nthite
+27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey
+27 81 032 2563/+27 11 637 6031
sbailey@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Stewart Bailey
+27 81 032 2563/+27 11 637 6031
sbailey@anglogoldashanti.com
Sabrina Brockman
+1 646 880 4526/+1 646 379 2555
sbrockman@anglogoldashanti.com
Fundisa Mgidi
+27 11 637 6763/+27 82 821 5322
fmgidi@anglogoldashanti.com
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition.

These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold
Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct.
Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.

For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2016, which was filed with the United States Securities and Exchange Commission (“SEC”). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold
Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The financial information contained in this news release has not been reviewed or reported on by the Company's external auditors.

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold
Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the
“Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
AngloGold Ashanti Limited

Date: January 31, 2018
By: /s/ M E SANZ PEREZ________
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance